

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Charl Keyter
Chief Financial Officer
Sibanye Stillwater Limited
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik, Potgieter Road
Weltevreden Park, 1709
South Africa

> **Re: Sibanye Stillwater Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 24, 2023**
> **File No. 333-234096**

Dear Charl Keyter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2022

Mineral Resources and Mineral Reserves Report, page RR-1

1. Please disclose the point of reference that has been utilized in estimating your mineral resources (e.g. in situ, mill feed, or saleable product), and specify the extent to which deductions have been made for mining losses, dilution, and processing losses to comply with Item 1303(b)(3)(v) and Item 1304(d)(1) of Regulation S-K.

Exhibits, page 64

2. We have identified various disclosure deficiencies in the documents filed as exhibits 96.1 and 96.7 in the remaining comments in this letter. Please consult with the qualified

persons involved in preparing the Technical Report Summary for each project and arrange to obtain and file amendments to these exhibits to resolve the concerns.

96.1 Technical Report Summary of US PGM Operations, page 65

3. The abridged cash flow information presented in Table 63 on page 255 should be modified or expanded to include further details to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K, i.e. a cash flow forecast showing annual production for the life of the project and the associated revenue, operating and capital costs, taxes, and royalties.

96.7 Technical Report Summary of Keliber Lithium Project, page 66

4. The report should include conversions and explanations of conversions associated with lithium content and lithium quantities, such as Li%, Li_2O, lithium carbonate equivalent (LCE), and lithium hydroxide (LiOH).

5. The disclosure in Table 12-2 on page 149, indicating the total ore production is expected to be 12.5 million tonnes, and the disclosure in Table 11-9 on page 144, indicating the declared mineral reserve is 8.20 million tonnes, should be modified as necessary to clarify or resolve this apparent inconsistency.

6. The disclosure on page 207, indicating there is demand for the 4.5% spodumene concentrate in Europe even though it is not a typical product, should be expanded to include further details of the market studies that were performed relative to demand and pricing to comply with Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

7. The disclosure on page 208 indicates that cash flows presented in Table 18-2 and Table 18-3 include underground tonnes that are not in the declared mineral reserve. However, the volumes underlying the economic analysis of a feasibility or preliminary feasibility study should be limited to the estimated mineral reserves based on the guidance in Item 1302(e)(3) and 1302(e)(6) of Regulation S-K. The economic analysis and estimated reserves should be revised as necessary to adhere to these requirements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller, Branch Chief, at 202-551-3686 if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation